Exhibit 99.1

CHINA HYDROELECTRIC CORPORATION ANNOUNCES APPOINTMENT OF NEW NON-EXECUTIVE DIRECTOR

BEIJING, China, January 21, 2014 — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced the appointment of Ms. Min Lin by the Company’s Board of Directors as a non-executive director, effective as of January 15, 2014. Ms. Lin’s appointment fills in the vacancy in the Company’s Board of Directors from the resignation of Mr. Shadron Stastney in September 2013.

Ms. Lin has served on the Company’s Transition Committee since October 2012 and has assisted the Company on operational, financing and managerial matters. Ms. Lin has more than 12 years of experience in principle investments, structured financing, asset-backed financing and accounting in China and the United States. She has been a partner at NewQuest Capital Advisors (HK) Limited (“NewQuest”) since 2011 and co-heads the Greater China business of NewQuest, overseeing investments in clean energy, retail and industrials. Prior to NewQuest, Ms. Lin was a Director focusing on China investments for Bank of America Merrill Lynch’s Asia Private Equity Group based in Hong Kong. Ms. Lin also worked for Merrill Lynch in New York advising, structuring and investing in different financial products and transactions. She has previously worked as an accountant for Arthur Andersen in China.  Ms. Lin received her MBA from the MIT Sloan School of Management in Cambridge, MA and an undergraduate degree from Sun Yat-Sen University in Guangzhou, China. She is a certified Chartered Financial Analyst. Ms. Lin is currently pursuing her EMBA degree at Cheung Kong Graduate School of Business (CKGSB) at Beijing, China.

The Board of Directors believes it is in the best interest of the Company to appoint Ms. Lin as a non-executive director.

“We are pleased to welcome Min to the Board of Directors of China Hydroelectric,” stated Mr. You-su Lin, Interim CEO of the Company. “Min has actively assisted the management over the last several years. She will be a valuable addition to the Board of Directors and will further strengthen the Company’s leadership.”

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. China Hydroelectric does not undertake any obligation to update any forward-looking statement, except as required under applicable law. For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For more information, please contact:

China Hydroelectric Corporation

Scott Powell Investor Relations and Corporate Communications Phone (U.S.): +1 (646) 650-1351 Email: ir@china-hydro.com	James Hull Finance Manager Phone (China): +86-10-5963-6881 Email: james.hull@china-hydro.com

ICR, LLC Gary Dvorchak, CFA Senior Vice President Phone (China): +86-10-6583-7500 Phone (U.S.): +1 (310) 954-1123 Email: gary.dvorchak@icrinc.com